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                           March 16, 2021

       Scott R. Zemnick
       General Counsel
       VPC Impact Acquisition Holdings
       c/o Victory Park Capital Advisors, LLC
       150 North Riverside Plaza, Suite 5200
       Chicago, IL 60606

                                                        Re: VPC Impact
Acquisition Holdings
                                                            Draft Registration
Statement on Form S-4
                                                            Submitted February
16, 2021
                                                            CIK No. 0001820302

       Dear Mr. Zemnick:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-4

       Questions and Answers for Shareholder of VIH
       What equity stake will current VIH shareholders and Bakkt Equity Holders hold in Bakkt
       Pubco..., page 14

   1. We note that you disclose the equity stake of stockholder groups assuming no redemption.
                                                        Please revise to also
disclose the equity stake of these groups assuming maximum
                                                        redemption.
 Scott R. Zemnick
FirstName  LastNameScott  R. Zemnick
VPC Impact   Acquisition Holdings
Comapany
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What vote is required to approve each proposal at the extraordinary general meeting?, page 23

2. On page 213, you disclose that VIH's Sponsor, executive officers and directors have agreed to vote in favor of the business combination. Please revise this Q&A and elsewhere to disclose the percentage of VIH shares that are subject to an agreement to vote in favor of the business combination. Additionally, since the business combination proposal requires only the affirmative vote of the majority of the votes cast by VIH stockholders, also disclose the percentage of remaining shares needed to vote for the business combination proposal if only a quorum of VIH shares are present. Post-Closing Company Structure, page 32

3. Please revise the post-closing company structure chart to show the percentage ownership in Bakkt Holdings Inc. held by the VIH public shareholders, the VIH sponsor and independent directors, the PIPE investors and the Bakkt equity holders. Also, show the percentage ownership in Bakkt Opco Holdings, LLC. held by Bakkt Holdings Inc. and the
         Bakkt equity holders.
Risk Factors, page 52

4. You state that your digital asset marketplace is designed to enable participants to transact in digital assets. Please state clearly whether you intend to include digital asset securities as part of your business. Discuss how you will determine whether a particular digital asset is not a security. Add a risk factor that there may be uncertainty regarding your determination and regulators may disagree with your analysis. Discuss the regulatory oversight that you will have from the Securities and Exchange Commission and whether you would be required to register as an exchange or an ATS.
5. Please advise whether you will be a controlled company under the rules of the NYSE following the business combination. If so, please provide risk factor disclosure of this status and the corporate governance exemptions available to you as a controlled company.
6. You disclose that Bakkt Marketplace is registered as a "money services business" with the
         U.S. U.S. Department of Treasury   s Financial Crimes Enforcement
Network and that
         Bakkt Marketplace is subject to federal and state consumer protection laws and regulations applicable to its activities by the Consumer Financial Protection Bureau.
         Please discuss risks and uncertainties related to being subject to the laws and regulations by FinCEN and the CFBP. Further, please clarify on page 84 that you may be subject to laws relating to securities, commodities and derivative laws.
7.       Please provide the basis for your statement that the Commodity Futures
Trading
         Commission has "publicly taken the position that certain virtual currencies, which can include cryptocurrencies, are commodities, and as such, exchange-traded derivatives
         involving bitcoin are subject to the CFTC   s jurisdiction and
enforcement powers."
 Scott R. Zemnick
FirstName  LastNameScott  R. Zemnick
VPC Impact   Acquisition Holdings
Comapany
March      NameVPC Impact Acquisition Holdings
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The Proposed Certificate of Incorporation will designate a state or federal court..., page 65

8. Please revise the risk factor to state, as you do on pages 170 and 173, that the exclusive forum provision does not apply to actions arising under the Exchange Act. Also, state that under Article XII of your proposed charter, the federal district courts of the U.S. will be the exclusive forum for actions arising under the Securities Act, that there is uncertainty as to whether a court would enforce such provision, and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
VIH, page 222

9. Please tell us what operating metrics you regularly review and what consideration you gave to disclosing information about those metrics. We refer you to
Section III.B of SEC
         Release No. 33-8350.
Information About Bakkt, page 247

10. Please disclose your timetable for adding other digital assets to your marketplace.
         Address any regulatory or other requirements that must be satisfied before you can add specific digital assets to your platform. Also, disclose the material terms of your agreements with loyalty sponsors. Finally, discuss the terms of your arrangement with
         Starbucks to use your alternative payment method.
Loyalty Redemption, page 247

11. Please provide more detail about the Loyalty Redemption service and the alternative payment method. Specifically, explain how bitcoin may be used as a payment means within those programs and how digital assets may be used in those programs in the future.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Bakkt, page 261

12. Please clarify how you earn revenue, or expect to earn revenue, through the services provided on your platform. Also, disclose whether you accept, or plan to accept, payment for such services in the form of digital assets and, if so, whether you intend to hold the digital assets for investment or convert them into fiat currency after receipt.
13. Disclose how the company intends to use the funds available after the business combination to grow Bakkt's business.
Our Corporate Structure, page 263

14. We note that you have identified Bakkt as the predecessor for accounting purposes.
         Please provide your analysis that supports this conclusion. We note that B2S Holdings,
         Inc. operations are significantly larger than that of Bakkt. In addition, due to its significance explain why B2S Holdings, Inc. is not included in your MD&A.
 Scott R. Zemnick
VPC Impact Acquisition Holdings
March 16, 2021
Page 4
         Alternatively, consider whether the discussion of the results of operations and financial condition should be supplemented by a discussion based upon pro forma financial information for this combination.
15. You state that Bakkt Trust has been approved to, and does, offer non-trading-related, standalone custody of bitcoin to institutional customers and select individual investors.
         Please discuss which regulatory entity approved the activity, the form of the approval, and any conditions or limitations to the approval.
Management of the Company Following the Business Combination, page 283

16. For Messrs. Michael, Clifton and Watson, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each should serve as a director for your company, in light of your business and structure. Please also indicate any other directorships each has held during the last five years. Refer to
Item 401(e)(1) of
         Regulation S-K.
Consolidated Statements of Operations, page F-37

17. You present operating expense by nature and by function. Please consider revising this statement to present your expenses on a consistent format. Your MD&A discussion of each expense items should describe how the nature of each expense items is attributable to a function. Further, clearly indicate the amounts of compensation that represent equity compensation and indicate how the use of equity for compensation will impact future trends in compensation.
Bakkt Holdings, LLC
4. Acquisitions, page F-47

18. Please provide your analysis that supports your conclusion that the acquisition of Bakkt
         Clearing, LLC and Digital Asset Custody Company, Inc. each represents a business combination and not an asset acquisition. We refer you to ASC 805-10-25-1 and 55-3A to
         55-9. In addition, please disclose a qualitative description of the factors that make up the goodwill. See ASC 805-30-50-1(a).
13. Fair Value Measurements, page F-58

19. You disclose that the carrying amount of the deposits with clearinghouse affiliate approximate their fair values due to their short-term nature. Please tell us why you present these amounts as noncurrent assets on your balance sheet. You also disclose that a
FirstName LastNameScott R. Zemnick
       portion of the deposits is comprised of U.S. government securities. Please tell us what
Comapany
       formNameVPC
             of financialImpact
                          assetsAcquisition  Holdings
                                 comprises the remaining balance of the
deposits. Please describe
       how  you  will
March 16, 2021 Page 4 account and present investments in digital assets. FirstName LastName
 Scott R. Zemnick
FirstName  LastNameScott  R. Zemnick
VPC Impact   Acquisition Holdings
Comapany
March      NameVPC Impact Acquisition Holdings
       16, 2021
March5 16, 2021 Page 5
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FirstName LastName
B2S Holdings, Inc. and Subsidiaries
Consolidated Statements of Operations and Comprehensive Income (Loss), page
F-65

20. You present operating expense by nature and function. Please consider presenting the expense items on a consistent format.
Revenue Recognition, page F-69

21. You disclose that professional services revenue primarily consists of fees for software development services associated with implementation and customization
of the B2S   s
         cloud- based software platform and revenues are recognized over the longer of the estimated customer relationship period. Please clarify whether these services represent distinct performance obligations. Tell us how you considered the guidance in ASC 606-
         10-25-21 and 606-10-25-27. In addition, revise your disclosures to clearly identify the performance obligations included in your arrangements. Further, tell us whether a material right exist in these arrangements. We refer you to ASC 606-10-55-41 to 55-45.
22. You disclose on page F-73 that your perpetual license is a separate performance obligation and revenues are recognized upon delivery. Please tell us if the license relates to your subscription services. Explain why your revenue recognition policy does not disclose this license. Further, indicate whether there are support services provided with the license.
         Ensure that your disclosure clearly identifies each distinct performance obligation. In addition, tell us what consideration was given to separately presenting revenue from products (i.e. licenses) and revenue from services (i.e. subscription or services).
23. Please disclose the revenue recognized during the reporting period that was included in deferred revenue at the beginning of the period. We refer you to ASC 606-10-50-8(b).
24. Please provide your analysis for recording the transaction fee on a net basis instead of a gross basis. Identify the party that is legally obligated to provide the loyalty or reward to the end user. That is, please clarify which party controls the goods or services upon redemption of the loyalty reward before they are transferred to the end user. Refer to ASC
         606-10-25-18(f).
       You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or
Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino,
Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
 Scott R. Zemnick
VPC Impact Acquisition Holdings
FirstName
March 16, 2021 LastNameScott R. Zemnick
Comapany
Page    6      NameVPC Impact Acquisition Holdings
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cc:       Era Anagnosti
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